			Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$100,667	$76,756	$74,141	$85,418	$92,216
Interest applicable to rentals	6,496	6,359	5,595	4,585	4,833

Total fixed charges, as defined	$107,163	$83,115	$79,736	$90,003	$97,049

Preferred distributions, as defined (a)	-	-	-	-	10,906

Combined fixed charges and preferred distributions, as defined	$107,163	$83,115	$79,736	$90,003	$107,955

Earnings as defined:

Net Income	$144,709	$146,154	$127,495	$128,082	$137,618
Add:
Provision for income taxes:
Total Taxes	84,765	97,408	79,475	96,819	78,338
Fixed charges as above	107,163	83,115	79,736	90,003	97,049

Total earnings, as defined	$336,637	$326,677	$286,706	$314,904	$313,005

Ratio of earnings to fixed charges, as defined	3.14	3.93	3.60	3.50	3.23

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	-	-	-	-	2.90

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.